UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

May 29, 2003

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         X                             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No         X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On May 15, 2003, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") the material fact announcing the pledge of all the shares of AES Gener S.A. owed by Inversiones Cachagua Limitada in favor of this company to secure the mercantile account between these companies. Attached is an English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

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 Page

Material Fact	1

G.G. 2003/69	Santiago, May 15th, 2003

Rol S.V.S. # 4272

MATERIAL FACT

SIR

Alejandro Ferreiro Yazigi

SUPERINTENDENCE OF SECURITIES AND STOCKS

Through the hereby letter we inform the Superintendence, as a material fact that, as of this date, by means of public deed granted to the Public Notary of Santiago Mr. René Benavente Cash, Inversiones Cachagua Limitada, controlling entity of AES Gener S.A., established a pledge of all of the shares of AES Gener S.A. it owed in favor of this company, in order to guarantee the full, effective and opportune payment of the outstanding amount upon the maturity of the mercantile account contract between these companies in favor of AES Gener S.A., simultaneously, obligating itself not to pledge, sell, dispose of or establish any act or contract over the shares given as collateral, as long as this contract exists without the previous written consent of AES Gener S.A.

The aforementioned pledge was notified on this date at the Shareholder's Record.

This statement was created as a request of the Board of Directors of the company and according to the 9th and 10th articles of the second section of the Law # 18.045, related to the Capital Markets.

Yours faithfully

Felipe Cerón Cerón

Chief Executive Officer

AES Gener S.A.

cc:	Santiago Stock Exchange

Electronic Stock Exchange of Chile

Valparaíso Stock Exchange

Superintendence of Pension Funds Administrators

Banco de Chile, Representative of the Convertible bond holders

Fitch Chile Clasificadora de Riesgo Ltda.

Feller Rate Clasificadora de Riesgo Ltda.

Risk Rating Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Francisco Castro

Chief Financial Officer